[ INFOCROSSING LETTERHEAD ]
December 21, 2004


Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
                                                     -
Washington, D.C. 20549-0406

Attn:  Ms. Sarah Kalin


Re:      INFOCROSSING, INC.
         POST-EFFECTIVE AMENDMENT NO. 2 TO REGISTRATION STATEMENT ON FORM S-3 FILED DECEMBER 20, 2004
         REG. NO.  333-117340

Ladies and Gentlemen:

         We are writing to respond to the comments of the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") on Post-Effective Amendment No. 1 ("Amendment No. 1") to Infocrossing, Inc.'s (the "Company's") Registration Statement on Form S-3 (the "Registration Statement") contained in the Staff's comment letter dated October 14, 2004 (the "Comment Letter"). In response to the Comment Letter, on December 17, 2004 the Company filed with the Commission a Current Report on Form 8-K/A (the "8-K/A") containing the requisite financial information relating to the Company's acquisition of the Medicaid, Medicare and managed care claims processing business of Verizon Information Technologies Inc.

         The Company has incorporated the 8-K/A by reference in Post-Effective Amendment No. 2 ("Amendment No. 2") to the Registration Statement, which we are filing with the Commission today via EDGAR. In addition, Amendment No. 2 contains other minor conforming changes and updated information.

         In addition, in anticipation of effectiveness of Amendment No. 2, we are enclosing a letter containing the acknowledgments requested by the Staff in the Comment Letter.

         Please let me know if you have any comments or questions or, if there are none, whether the Company can submit its acceleration request pursuant to Rule 461.

         My direct dial is (201) 840-4717.
                                                 Very truly yours,
                                                 /s/ NICHOLAS J. LETIZIA
                                                 Nicholas J. Letizia
                                                 Sr. Vice President

Enclosure

                           [ INFOCROSSING LETTERHEAD ]

December 21, 2004


Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549-0406

Attn:  Ms. Sarah Kalin

Re:      INFOCROSSING, INC.
         POST-EFFECTIVE AMENDMENT NO. 2 TO REGISTRATION STATEMENT ON FORM S-3 FILED DECEMBER 20, 2004
         REG. NO.  333-117340

Ladies and Gentlemen:

         In connection with the anticipated effectiveness of the above-captioned filing, Infocrossing, Inc. (the "Company") acknowledges that:

         Should the Securities and Exchange Commission (the "Commission") or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

         The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

         The Company may not assert such action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

         The Company has also been advised that the Division of Enforcement has access to all information the Company provides to the staff of the Division of Corporation Finance in connection with its review of our filing or in response to the staff's comments on our filing.

                                                    Very truly yours,
                                                    /s/ NICHOLAS J. LETIZIA
                                                    Nicholas J. Letizia
                                                    Sr. Vice President